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                                                    Filed by Deutsche Telekom AG
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                 Subject Company: Powertel, Inc.
                                              Exchange Act File Number 000 23102


       THE FOLLOWING IS A SLIDE PRESENTATION GIVEN BY DEUTSCHE TELEKOM AG
                              ON OCTOBER 30, 2000




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                           Deutsche Telekom

                           October 2000
                           Dr. Ron Sommer, CEO

[DEUTSCHE TELEKOM LOGO]
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DISCLAIMER

This presentation contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Deutsche Telekom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Deutsche Telekom does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/prospectus, as amended from time to time, regarding the business combination transactions between Deutsche Telekom AG and VoiceStream Wireless Corporation and between Deutsche Telekom AG and Powertel, Inc. referenced in these materials because it contains important information. The preliminary proxy statement/prospectus was filed with the Securities and Exchange Commission by Deutsche Telekom AG, VoiceStream Wireless Corporation and Powertel, Inc. Security holders may obtain a free copy of the proxy statement/prospectus and other related documents filed by Deutsche Telekom AG, VoiceStream Wireless Corporation, and Powertel, Inc. at the Commission's website at www.sec.gov or at the Commission's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information of the public reference rooms. The proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom,
Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or Deutsche Telekom, Inc., Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017.

[DEUTSCHE TELEKOM LOGO]


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Strategy (I)

Deutsche Telekom has adopted a unique strategy . . .

-- T-Mobile
   -- Creating the first global GSM operator
   -- Leveraging large 2G subscriber bases to introduce mobile data and 3G services

-- T-Online
   -- Leveraging our subscriber leadership to develop e-commerce
   -- Industry consolidator on a European scale

-- T-Systems
   -- Moving up the value chain in data communications
   -- Achieving significant scale as a systems integrator

-- T-Com
   -- Reducing dependence on long-distance revenue
   -- Building market leadership in broadband

[DEUTSCHE TELEKOM LOGO]

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STRATEGY (II)

 . . . WHICH IS GENERATING STRONG GROWTH IN MOBILE, INTERNET, SYSTEMS, AND ACCESS

Revenue
growth        +101%      +59%          +24%           -0.2%


Revenue                                                T-Com
% of total      T-        T-            T-               &
              Mobile*    Online       Systems         Others**
H1 2000        21%        2%            9%              68%

             UP ARROW   UP ARROW      UP ARROW       DOWN ARROW

H1 1999        12%        1%            8%              79%

                              NETWORKS

*  Including One20ne and max.mobil..

** Including all other activities such as Carrier Services, Value Added Service,
   Broadcasting and Broadband Cable, Terminal Equipment, MATAV and SIRIS.

   Please note that this revenue breakdown deviates from our normal segment reporting according to FAS131.

[DEUTSCHE TELEKOM LOGO]


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Strong Operational Performance

                                              H1/00   H1/00
million               H1/00   12/99   H1/99   FY/99   H1/99


Majority-controlled
mobile subscribers    22.6    15.7    11.3    44%     100%
- Germany: T-Mobile
 (GSM)                13.4     9.1     6.8    47%      97%
- U.K.: One2One        6.1     4.2     2.6    45%     135%
- Austria: max.mobil.  1.8     1.5     1.1    20%      64%
- Hungary: Westel*     1.3     0.9     0.8    44%      63%
T-Online accounts**    6.0     4.2     3.3    43%      82%
Telephone lines
 (incl.ISDN channels) 48.5     47.8   47.2     1%       3%
 of which: ISDN
 channels             15.3     13.3   11.7    15%      31%
- residential
 customers***          7.0      6.0    5.0    17%      40%
- business
 customers***          8.3      7.3    6.7    14%      24%


*    Held directly and indirectly by MATAV.
**   Including acquisition of Club Internet.
*** In 2000 SME-customers were transferred to the business customers segment.

[DEUTSCHE TELEKOM LOGO]

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VOICESTREAM -- THE RIGHT TRANSACTION

A MAJOR STRATEGIC MOVE


Right Market        U.S. is the most attractive wireless market globally

Right Time          Transaction timed just ahead of growth in U.S. mobile market

Right Company       VoiceStream is the fastest growing operator in the U.S.

Right Management    Proven VoiceStream management team to lead American wireless business

Right Price         Price paid in line with precedent transactions on an enterprise value per POP basis

[DEUTSCHE TELEKOM LOGO]


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MARKET LEADERSHIP:
LEAPFROGGING COMPETITION

Controlled equity POPs
(controlled, proportionate)*

DT/VSTR/            400
PTEL
VODAFONE            307
SPRINT PCS          277
AT&T WIRELESS       236
NEXTEL              230
VERIZON WIRELESS    223
ORANGE              190
CINGULAR            159

-    Ranks #1 globally with approx.
     400 million POPs (controlled,
     proportionate)

-    Pure play mobile company
     with single technology

-    Only GSM operator with
     controlling interests in the
     U.S. and major European
     markets

-    Unparalleled transatlantic
     roaming opportunity

-    Ideal platform to develop 3G
     (UMTS) services


     * Based on proportionate ownership
       in the controlled companies.

[DEUTSCHE TELEKOM LOGO]

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T-MOBILE

KEY UMTS LICENSES SECURED


[EUROPEAN UMTS LANDSCAPE GRAPHIC]


KEY COUNTRIES

1. U.K.: GBP 4.0 billion (69 GBP per POP)
2. Germany: (Euro)8.5 billion ((Euro)104 per POP)
3. Netherlands:(Euro)395 million ((Euro)41 per POP)
4. No participation in Italy
5. Participate in beauty contest in Sweden

[DEUTSCHE TELEKOM LOGO]


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T-MOBIL

STRONG GROWTH AND STABLE MARKET SHARES

               1999                  H1 2000                 Q3 2000

T-D1            39%                     39%                     40%
D2              41%                     41%                     41%
e-plus          16%                     15%                     14%
E2               4%                      5%                      6%

        23.2 million customers  34.0 million customers  40.0 million customers

Source: Telecom-Handel; rounded individual percentages may add up to more than 100%.

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T-MOBIL
UNPRECEDENTED SUBSCRIBER GROWTH IN GERMANY



             Net adds per quarter (thousands)

Q1/99......    574

Q2/99......    758

Q3/99......    901

Q4/99......  1,360

Q1/00......  1,823

Q2/00......  2,527

Q3/00......  2,648


[DEUTSCHE TELEKOM LOGO]


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ONE2ONE
CONVERGENCE IN MARKET SHARES

1999                                              H1 2000                                          Q3 2000
[PIE CHART]                                         [PIE CHART]                                      [PIE CHART]
One2One    17%                                      One2One      20%                                 One2One    21%
Orange     21%                                      Orange       23%                                 Orange     24%
Cellnet    29%                                      Cellnet      26%                                 Cellnet    25%
Vodaphone  33%                                      Vodaphone    31%                                 Vodaphone  30%
23.9 million customers                              30.7 million customers                           34.4 million customers

         [ ] One2One         [ ] Orange     [ ]Cellnet     [ ] Vodafone


Source: One2One

[DEUTSCHE TELEKOM LOGO]
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One2One

Britain's fastest growing mobile network


                        Net adds per quarter (thousands)

Q1/99-------------329

Q2/99------------------401

Q3/99---------------------------604

Q4/99-------------------------------------------903

Q1/00--------------------------------------861

Q2/00---------------------------------------------------1,002

Q3/00------------------------------------------------------------1,122

[DEUTSCHE TELEKOM LOGO]

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Mobile

Strong positioning in Central and Eastern Europe



                                   RadioMobil*         PTC**          Westel***          MTS****
Penetration H1 2000...............    27.0%             13.3%            22.1%                9%
Market share H1 2000..............    45.5%             43.8%            55.9%             53.0%
Subscribers H1 2000 (million).....     1.3               2.2              1.3               0.6
Net revenues 1999 (Euro million)..    297               614              427               338
EBITDA 1999 (Euro million)........     88               126              182               159
Net income 1999 (Euro million)....     23               -33              117                80
Personnel (FTE - June 30, 2000)...  1,848             2,804            1,380             1,496

   * Option exercised to increase indirect shareholding in RadioMobil from 41.4% to 52.0% in H1/2001.
  ** 22.5% shareholding held by TMO, with further 22.5% held by Deutsche
     Telekom.
 *** 51% held by MATAV (59.53% Deutsche Telekom) and 49% held directly by
     Deutsche Telekom.
**** Shareholding of 36.2%.

[DEUTSCHE TELEKOM LOGO]

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T-MOTION

MOBILE PORTAL OF CHOICE

[PHONE GRAPHIC]

CONCEPT
- Pan-European mobile portal of choice
- Provider of streamlined, selective content and services
- Leverage TMO's subscriber base, T-Online's technical expertise and content relationships, and the T-brand

!"=!Motion

PRODUCTS AND SERVICES
- Portfolio of must-have services (e.g. news, finance, organiser, travel)
- Service-centric approach focused on ease of adoption
- Focus on innovating mobility services

Services in Germany launched in 9/00
[DEUTSCHE TELEKOM LOGO]

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T-ONLINE

STRONG GROWTH OF SUBSCRIBERS AND LOG-INS

                       T-ONLINE SUBSCRIBERS AND LOG-INS

                                  [LINE GRAPH]

- Subscribers* June 2000:
  6.0 million
  (+13% compared with
  Q1/00)

- Log-ins Q2 2000**:
  approx. 737 million
  (+11% compared with
  Q1/00)



-- Subscribers

-  Log-ins

*  Incl. 0.5 million subscribers of
   Club Internet.

** Incl. Club Internet.
   Source: T-Online.


[DEUTSCHE TELEKOM LOGO]

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T-Online
The leading portal in Germany

Total minutes per month ('000)*


T-Online.de         56,374
gmx.de              46,214
Web.de              42,225
Yahoo.de            31,770
Freenet.de          28,941
Lycos.de            22,318


* Total minutes per month=
  residential unique visitors x average usage per month
  Source: Media Metrix Germany (June 2000),.de sites only


Reach of Top Ten .de sites (%)

T-Online.de         48.6
Yahoo.de            26.8
Lycos.de            24.8
Web.de              19.0
Gmx.de              15.3
Freenet.de          14.9
Puretec.de          14.2
MSN.de              12.9
Microsoft.de        12.3
Amazon.de           11.7


Source: Media Metrix Germany (June 2000)


[DEUTSCHE TELEKOM LOGO]
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Ya.com
KEY ATTRACTIONS

---------------------------   2 horizontal portals in Spain and Portugal
Iberia's Number 2 Portal      18 specialised vertical portals and various e-commerce sites
---------------------------   98.6 million page views (June)

---------------------------   Reach above 50%
Strong Independent Brand      81 on-line advertising clients -- equivalent to 70-75%
---------------------------        of total Spanish on-line advertisers

---------------------------   Previous top management relevant experience
Experience Management Team         Terra Networks
---------------------------        Add Pepper
                                   Wanadoo

--------------------------------------------------------------------------------
      A MARKET LEADER UNDERPINNED BY SIGNIFICANT IBERIAN GROWTH POTENTIAL
--------------------------------------------------------------------------------

[DEUTSCHE TELEKOM LOGO]

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T-SYSTEMS
INTERNATIONAL COVERAGE IN SYSTEMS SOLUTIONS EXPANDING THROUGH DEBIS

[MAP]

[DEUTSCHE TELEKOM LOGO]

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NETWORK COMMUNICATIONS
DECREASING DOMESTIC AND INTERNATIONAL LONG-DISTANCE CALL CHARGES
TO 8% OF TOTAL REVENUES


                                                                     % OF TOTAL REVENUE
- (MILLION)                                      H1/00     H1/99     H1/00     H1/99
Call charges (total)                               4,361    5,343     22.7      31.9
-of which domestic and international LD
Access charges*                                    1,576    2,325      8.2      13.9
                                                   3,251    3,136     16.9      18.7
NEWTORK COMMUNICATIONS                             7,612    8,479     39.6      50.6
CONSOLIDATED NET REVENUES                         19,213   16,758    100.0      100.0

*Including connection fees and other network services.


[DEUTSCHE TELEKOM LOGO]
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CALL MINUTES*

OVERALL VOLUME GROWTH CONTINUING

[BAR CHART]

                                   H1/99    H1/00
                                  -----------------
                                  MINUTES (BILLION)
City/local                         59.9      55.3     (-7.7%)
Long distance                      19.3      18.3     (-5.2%)
International                       2.0       1.8    (-10.0%)
Fixed-to-mobile                     2.4       3.2    (+33.3%)
Other services**                   10.4      25.3   (+143.3%)
Total                              94.0     104.0    (+10.6%)

*    In the PSTN = Public Switched Telephone Network.
**   Directory assistance, service numbers, public telephones, T-Online.
Percentages calculated on the basis of exact values.

[DEUTSCHE TELEKOM LOGO]

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T-COM
BROADBAND: T-DSL TARIFF INITIATIVE STARTED IN AUGUST WILL BOOST GROWTH

 Contracts (thousands)
     [BAR CHART]

February         7
March           10
April           16
May             44
June            57
July            75
August         112
September      223
October*       273

*    Through October 16, 2000

[DEUTSCHE TELEKOM LOGO]

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
DEUTSCHE TELEKOM

A UNIQUE GROWTH STORY



- Closing of Voice Stream number one priority

- Significant push in mobile data: GPRS and T-Motion

- Extending T-Online's market leadership to the broadband world

- Creation of T-Systems as the second largest systems integrator in Europe

- Becoming Europe's premier DSL provider

[DEUTSCHE TELEKOM LOGO]



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